Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE QUARTER ENDED

JULY 31, 2026

EARNINGS COVERAGE RATIOS

The information in this document is disclosed in accordance with Section 8.4 of National Instrument 44-102 – Shelf Distributions.

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended July 31, 2026 and October 31, 2025.

	12 Months Ended July 31, 2026 Actual	12 Months Ended October 31, 2025 Actual
Interest coverage on subordinated indebtedness	29.36 times	26.32 times

Grossed up dividend coverage on Class B Preferred Shares and other equity instruments(1)	23.73 times	23.63 times

Interest and grossed up dividend coverage on subordinated indebtedness, Class B Preferred Shares and other equity instruments	13.38 times	12.70 times

Note:

(1)	As at July 31, 2026 and October 31, 2025, there were no Class A Preferred Shares outstanding.

In calculating the earnings coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month periods ending July 31, 2026 and October 31, 2025 the average monthly exchange rates were $1.3844 per US$1.00 and $1.4029 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended July 31, 2026 were $12,771.03 million, which is 29.36 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2025 were $11,989.87 million, which is 26.32 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The Bank’s dividend requirements on all of its Class B preferred shares and other equity instruments were $519.77 million for the 12 months ended July 31, 2026, adjusted to a before-tax equivalent using an effective tax rate of 25.78% and for the 12 months ended October 31, 2025 were $488.22 million, adjusted to a before-tax equivalent using an effective tax rate of 24.45%. The Bank’s earnings before income tax for the 12 months ended July 31, 2026 were $12,336.10 million, which is 23.73 times the Bank’s aggregate dividend and interest requirements for this period. The Bank’s earnings before income tax for the 12 months ended October 31, 2025 were $11,534.34 million, which is 23.63 times the Bank’s aggregate dividend and interest requirements for this period.

The Bank’s interest requirements for its subordinated indebtedness and grossed up dividends on its preferred shares and other equity instruments for the 12 months ended July 31, 2026 were $954.70 million and for the 12 months ended October 31, 2025 were $943.75 million. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended July 31, 2026 were $12,771.03 million, which is 13.38 times the Bank’s aggregate dividend and interest requirements for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2025 were $11,989.87 million, which is 12.70 times the Bank’s aggregate dividend and interest requirements for this period.

The amounts and ratios reported above are derived from information in the unaudited interim consolidated financial statements for the three and nine months ended July 31, 2026 and the audited consolidated financial statements for the year ended October 31, 2025.